UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

PORTAGE PROVIDES CLARIFICATION RE: AUDIT

Toronto, Ontario, November 1, 2019 - Portage Biotech Inc. (PBT.U, OTC Markets: PTGEF) (“Portage” or the “Company”) wishes to clarify certain disclosures made in its news release issued on October 31, 2019 regarding completion of its 2019 audit.

As disclosed in yesterday’s release, the outstanding 2019 audit requires certain accounting issues to be resolved before the Company’s financial statements can be finalized. These issues are the sole responsibility of the Company and its management. The Company’s auditors, Marcum LLP, are independent of management and do not provide advice or direction regarding resolution of these matters. Their audit report will only be released when they have concluded that the financial statements are presented fairly, in all material respects, in conformity with the financial reporting framework applicable to the Company.

The Company is continuing to work towards finalizing its 2019 financial statements and will provide further updates in due course.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Dr. Ian Walters, Chief Executive Officer
Tel.:	(203) 221-7378
Email:	ian@portagebiotech.com or
Website:	www.portagebiotech.com

Media:

Solebury Trout
Contact:	Joshua Mansbach
Tel.:	1.646.378.2964
Email:	jmansbach@soleburytrout.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer